Filed by Ardagh Metal Packaging S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Form F-4 File No. (333-259225)

Subject Company: Ardagh Group S.A.

(Commission File No. 001-38032)

The following is a Form 6-K filed by Ardagh Group S.A. on September 24, 2021

UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2021

Commission File Number: 001-38032

Ardagh Group S.A.

(Name of Registrant)

56, rue Charles Martel

L-2134 Luxembourg, Luxembourg

+352 26 25 85 55

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Ardagh Group S.A.

The information contained in this Report on Form 6-K, including Exhibits 99.1, 99.2 and 99.3, are hereby incorporated by reference into Ardagh Metal Packaging S.A.’s Registration Statement on Form F-4, File No. 333-259225.

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EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit No.	Exhibit
99.1	Ardagh Metal Packaging S.A. Quarterly Report for the three and six months ended June 30, 2021
99.2	Unaudited Pro Forma Condensed Combined Financial Information of Ardagh Metal Packaging S.A. and Gores Holdings V. Inc.
99.3	Ardagh Group S.A. Press Release Regarding Intention to Voluntarily Delist from the NYSE

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Ardagh Group S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2021

Ardagh Group S.A.

By:	/s/ David Matthews
Name: David Matthews
Title: Chief Financial Officer

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Exhibit 99.1

INDEX TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Ardagh Metal Packaging S.A.

Unaudited Consolidated Interim Financial Statements
Consolidated Interim Income Statement for the three months ended June 30, 2021 and 2020	2
Consolidated Interim Income Statement for the six months ended June 30, 2021 and 2020	3
Consolidated Interim Statement of Comprehensive Income for the three and six months ended June 30, 2021 and 2020	4
Consolidated Interim Statement of Financial Position at June 30, 2021 and December 31, 2020	5
Consolidated Interim Statement of Changes in Equity for the six months ended June 30, 2021 and 2020	6
Consolidated Interim Statement of Cash Flows for the three and six months ended June 30, 2021 and 2020	7
Notes to the Unaudited Consolidated Interim Financial Statements	8
Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2021	23
Cautionary Statement Regarding Forward-Looking Statements	35

As used herein, “AMPSA” or the “Company” refer to Ardagh Metal Packaging S.A., and “we”, “our”,
“us”, “AMP” and the “Group” refer to AMP and its consolidated subsidiaries, unless the context requires otherwise.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

		Unaudited Three months ended June 30, 2021			Unaudited Three months ended June 30, 2020
	Note	Before exceptional items $’m	Exceptional items $’m	Total $’m	Before exceptional items $’m	Exceptional items $’m	Total $’m
			Note 5			Note 5
Revenue	4	991	—	991	830	—	830
Cost of sales		(821)	(5)	(826)	(696)	(2)	(698)
Gross profit		170	(5)	165	134	(2)	132
Sales, general and administration expenses		(44)	(7)	(51)	(35)	(1)	(36)
Intangible amortization		(39)	—	(39)	(36)	—	(36)
Operating profit		87	(12)	75	63	(3)	60
Net finance expense	6	(28)	6	(22)	(16)	—	(16)
Profit/(loss) before tax		59	(6)	53	47	(3)	44
Income tax (charge)/credit		(26)	(1)	(27)	(40)	1	(39)
Profit/(loss) for the period		33	(7)	26	7	(2)	5
Earnings per share:
Basic and diluted earnings per share attributable to equity holders	7			$0.05			$0.01

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

		Unaudited Six months ended June 30, 2021			Unaudited Six months ended June 30, 2020
	Note	Before exceptional items $’m	Exceptional items $’m	Total $’m	Before exceptional items $’m	Exceptional items $’m	Total $’m
			Note 5			Note 5
Revenue	4	1,930	—	1,930	1,659	—	1,659
Cost of sales		(1,608)	(8)	(1,616)	(1,400)	(2)	(1,402)
Gross profit		322	(8)	314	259	(2)	257
Sales, general and administration expenses		(93)	(10)	(103)	(85)	(2)	(87)
Intangible amortization		(78)	—	(78)	(73)	—	(73)
Operating profit		151	(18)	133	101	(4)	97
Net finance expense	6	(120)	(51)	(171)	(84)	—	(84)
Profit/(loss) before tax		31	(69)	(38)	17	(4)	13
Income tax (charge)/credit		(19)	9	(10)	(22)	4	(18)
Profit/(loss) for the period		12	(60)	(48)	(5)	—	(5)
Loss per share:
Basic and diluted loss per share attributable to equity holders	7			$(0.10)			$(0.01)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

		Unaudited
		Three months ended June 30,		Six months ended June 30,
	Note	2021 $’m	2020 $’m	2021 $’m	2020 $’m
Profit/(loss) for the period		26	5	(48)	(5)
Other comprehensive income/(expense):
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
– Arising in the period		(13)	(8)	1	—
		(13)	(8)	1	—
Effective portion of changes in fair value of cash flow hedges:
– New fair value adjustments into reserve		55	9	103	(26)
– Movement in deferred tax		(5)	(4)	(12)	2
		50	5	91	(24)
Items that will not be reclassified to income statement
– Re-measurement of employee benefit obligations	11	1	(28)	16	(5)
– Deferred tax movement on employee benefit obligations		2	7	(2)	2
		3	(21)	14	(3)
Total other comprehensive income/(expense) for the period		40	(24)	106	(27)
Total comprehensive income/(expense) for the period		66	(19)	58	(32)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

		Unaudited	Unaudited
	Note	At June 30, 2021 $’m	At December 31, 2020 $’m
Non-current assets
Intangible assets	8	1,774	1,884
Property, plant and equipment	8	1,493	1,232
Derivative financial instruments		24	9
Deferred tax assets		119	88
Other non-current assets		4	4
		3,414	3,217
Current assets
Inventories		301	250
Trade and other receivables		602	368
Contract assets		140	139
Derivative financial instruments		87	23
Cash and cash equivalents		587	257
		1,717	1,037
TOTAL ASSETS		5,131	4,254
Equity attributable to owners of the parent
Invested capital attributable to the AMP business		—	63
Issued capital	9	6	—
Share premium	9	4,982	—
Other reserves	15	(5,757)	(15)
Retained earnings		29	—
TOTAL EQUITY		(740)	48
Non-current liabilities
Borrowings	10	2,891	2,793
Employee benefit obligations	11	200	219
Deferred tax liabilities		250	203
Provisions and other liabilities	12	323	20
Derivative financial instruments		2	2
		3,666	3,237
Current liabilities
Borrowings	10	48	42
Interest payable		27	—
Derivative financial instruments		11	12
Trade and other payables		968	843
Income tax payable		53	59
Provisions		11	13
Deferred income		2	—
AMP Promissory Note	1,10	1,085	—
		2,205	969
TOTAL LIABILITIES		5,871	4,206
TOTAL EQUITY and LIABILITIES		5,131	4,254

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Unaudited
	Attributable to the owner of the parent
	Invested capital $’m	Share capital $’m	Share premium $’m	Other reserves $’m	Retained earnings $’m	Total $’m
		Note 9	Note 9	Note 15
At January 1, 2020	16	—	—	(4)	—	12
Loss for the period	(5)	—	—	—	—	(5)
Other comprehensive expense	(3)	—	—	(24)	—	(27)
Hedging losses transferred to cost of inventory	—	—	—	15	—	15
Increase in invested capital	71	—	—	—	—	71
At June 30, 2020	79	—	—	(13)	—	66
At January 1, 2021	63	—	—	(15)	—	48
Loss for the period	(74)	—	—	—	—	(74)
Other comprehensive income	11	—	—	55	—	66
Hedging gains transferred to cost of inventory	—	—	—	(6)	—	(6)
Capital contribution	—	—	—	113	—	113
Increase in invested capital	176	—	—	—	—	176
At March 31, 2021	176	—	—	147	—	323
AMP transfer	(176)	6	4,982	(5,924)	—	(1,112)
Profit for the period	—	—	—	—	26	26
Other comprehensive income	—	—	—	37	3	40
Hedging gains transferred to cost of inventory	—	—	—	(17)	—	(17)
At June 30, 2021	—	6	4,982	(5,757)	29	(740)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		Unaudited
		Three months ended June 30,		Six months ended June 30,
	Note	2021 $’m	2020 $’m	2021 $’m	2020 $’m
Cash flows from operating activities
Cash generated from operations	13	164	185	137	80
Interest paid		(4)	(42)	(49)	(81)
Income tax paid		(7)	(4)	(28)	(11)
Cash flows from/(used in) operating activities		153	139	60	(12)
Cash flows used in investing activities
Purchase of property, plant and equipment and intangible assets		(121)	(48)	(289)	(114)
Proceeds from disposal of property, plant and equipment		—	—	1	1
Net cash used in investing activities		(121)	(48)	(288)	(113)
Cash flows from financing activities
Proceeds from borrowings	10	2,766	—	2,766	63
Repayment of borrowings	10	(3)	(7)	(5)	(16)
Repayment of related party borrowings to Ardagh		(1,741)	—	(1,741)	—
Payment as part of capital reorganization		(574)	—	(574)	—
Proceeds from related party borrowings from Ardagh		15	—	15	—
Cash received from Ardagh		—	3	206	70
Unrecouped redemption premium and issuance costs paid		—	—	(52)	—
Deferred debt issue costs paid		(25)	—	(25)	—
Lease payments		(11)	(8)	(22)	(17)
Net cash inflow/(outflow) from financing activities		427	(12)	568	100
Net increase/(decrease) in cash and cash equivalents		459	79	340	(25)
Cash and cash equivalents at beginning of period		130	156	257	284
Foreign exchange (losses)/gains on cash and cash equivalents		(2)	19	(10)	(5)
Cash and cash equivalents at end of period		587	254	587	254

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

ARDAGH METAL PACKAGING S.A.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.   General information

Ardagh Metal Packaging S.A. (the “Company” or “AMPSA”) was incorporated on January 21, 2021, in order to effect a reorganization and subject to its completion, acquire the Metal Packaging operations (together the “AMP Business” or the “Business”) of Ardagh Group S.A. (“AGSA”). Prior to the reorganization and throughout the periods presented, the AMP Business was owned by AGSA and its subsidiaries (“Ardagh” or “the Ardagh Group”). Prior to the reorganization, the Company had no assets or liabilities, other than those associated with its formation, and did not conduct any operations until the completion of the reorganization.

The AMP Business has historically operated as part of Ardagh and not as a separate stand-alone entity or group.

The Group is a leading supplier of metal beverage cans globally, with a particular focus on the Americas and Europe. The business supplies sustainable and infinitely recyclable metal packaging to a diversified customer base of leading global, regional and national beverage producers. AMP operates 23 production facilities in Europe and the Americas, employs approximately 4,900 people and recorded revenues of $3.5 billion in 2020.

On August 4, 2021, in accordance with the terms of the previously announced business combination agreement (the “Business Combination Agreement”), dated as of February 22, 2021, among AGSA, AMPSA, Ardagh MP MergeCo Inc., a newly formed Delaware corporation that is a wholly-owned subsidiary of AMPSA (“MergeCo”) and Gores Holdings V, Inc., a Delaware corporation that was a special purpose acquisition company (“Gores Holdings V”), the parties effected the merger of MergeCo with and into Gores Holdings V, with Gores Holdings V being the surviving corporation as a wholly-owned subsidiary of AMP (the “Merger”, and, together with the other transactions contemplated in the Business Combination Agreement, the “Business Combination”) to create an independent, pure-play beverage can public company (the “Group” or “AMP”).

In connection with the transactions, on March 12, 2021, two affiliates of the Ardagh Group (the “Co-Issuers”) issued green bonds of $2.8 billion equivalent, consisting of €450 million 2.000% Senior Secured Notes due 2028, $600 million 3.250% Senior Secured Notes due 2028, €500 million 3.000% Senior Notes due 2029 and $1,050 million 4.000% Senior Notes due 2029 (the “AMP Notes Issuance”).

In connection with the AMP Notes Issuance, Ardagh designated the Co-Issuers and the AMP Entities as unrestricted subsidiaries under its bond indentures and the Global Asset Based Loan Facility.

In connection with the proposed business combination, the Ardagh Group effected on April 1, 2021 a series of transactions that resulted in (a) the equity interests of Ardagh Packaging Holdings Limited, an Irish subsidiary of the Group, and certain other subsidiaries of the Ardagh Group that are engaged in the metal beverage can business being directly or indirectly owned by AMPSA (all such entities collectively, the “AMP Entities”) and (b) any assets and liabilities relating to the business of the Ardagh Group (other than the AMP Business) that are held by the AMP Entities being transferred to subsidiaries of the Ardagh Group that are not AMP Entities, and assets and liabilities relating to the AMP Business that are held by subsidiaries of the Ardagh Group (other than the AMP Entities) being transferred to the AMP Entities (such transactions, collectively, the “AMP Transfer”).

At the closing of the Merger on 4 August 2021, pursuant to the terms of subscription agreements dated February 22, 2021, among AMP, Gores Holdings V and certain investors in a private placement (the “PIPE Investors”), the PIPE Investors subscribed for and purchased shares of AMPSA at a purchase price of $10 per share, for an aggregate cash amount of $695 million (the “PIPE Investment”), which included 9.5 million of shares acquired pursuant to the “back stop” provisions of the subscription agreement entered into by the Gores Holdings V sponsor. In addition, at the closing of the Merger all shares of Gores Holdings V Class A common stock outstanding immediately prior to the effective time of the Merger (after giving effect to any requested stockholder redemptions) were contributed to AMPSA in exchange for newly issued AMPSA shares, and all warrants exercisable for the purchase of shares in Gores Holdings V were converted into warrants exercisable for the purchase of shares in AMPSA. Following the completion of the Business Combination, Ardagh holds approximately 82%, the PIPE Investors hold approximately 11%, and the Gores Holdings V stockholders and its sponsor hold approximately 7%, of AMPSA’s shares.

In addition to retaining AMPSA shares constituting approximately 82% AMPSA’s outstanding shares, Ardagh received in the Business Combination (a) $2,315,000,000 in cash paid upon the consummation of the AMP Transfer (which was funded from the proceeds of the AMP Notes Issuance), and (b) approximately $1 billion in cash paid upon the consummation of the Merger and the PIPE Investment in order to settle a promissory note left outstanding as part of the AMP Transfers (“AMP Promissory Note”). AGSA also has a contingent right to receive up to 60.73 million additional shares in AMPSA (the “Earnout Shares”) upon the achievement of certain performance measures. Please refer to note 12 for further details.

On August 5, 2021, AMPSA listed its shares and warrants on the New York Stock Exchange under the new ticker symbols “AMBP” and “AMBPW”, respectively.

On August 6, 2021, AMPSA and certain of its subsidiaries entered into a Global Asset Based Loan Facility in the amount of $300 million, which amount will be increased to $325 million upon the delivery to the lenders of certain corporate authorizations.

In connection with the AMP Transfers AGSA and AMPSA entered into a Services Agreement, pursuant to which AGSA, either directly or indirectly through its affiliates, will provide certain corporate and business-unit services to AMPSA and its subsidiaries, and AMPSA, either directly or indirectly through its affiliates, shall provide certain corporate and business-unit services to AGSA and its affiliates (other than the AMP Entities). The services provided by AGSA, either directly or indirectly through its affiliates, pursuant to the Services Agreement include typical corporate functional support areas such as finance, legal, risk, HR, procurement, sustainability and IT in order to complement the activities in areas which exist within the AMPSA Group. The services provided by AMPSA, either directly or indirectly through its affiliates, are mainly in the areas of procurement and IT. For each calendar year from 2021 through 2024, as consideration for the corporate services provided by AMPSA and AGSA, or their respective direct or indirect affiliates, AMPSA will pay a net amount of $33 million to Ardagh Group for the calendar year 2021, $38 million for calendar year 2022, $39 million for calendar year 2023 and $39 million for calendar year 2024. The fees paid for services pursuant to the Services Agreement are subject to adjustment for third party costs and variations for certain volume-based services. As of December 31, 2024, or if earlier, the date upon which AMP or Ardagh Group undergoes a change of control, all corporate services provided pursuant to the Services Agreement will be provided at a price equal to the fully allocated cost of such services, or such other price to be negotiated in good faith by the parties, taking into consideration various factors, including the cost of providing such corporate services and the level of services expected to be provided.

The significant accounting policies that have been applied to the unaudited consolidated interim financial statements are described in note 3.

2.   Statement of directors’ approval

The unaudited consolidated interim financial statements were approved for issue by the board of directors of Ardagh Metal Packaging S.A. (the “Board”) on September 23, 2021.

3.   Summary of significant accounting policies

Basis of preparation

The unaudited consolidated interim financial statements of the Group for the three and six months ended June 30, 2021 and 2020, have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The unaudited consolidated interim financial statements do not include all of the information required for full annual financial statements.

The unaudited consolidated interim financial statements are presented in U.S. dollar rounded to the nearest million. The functional currency of the Company is euro.

Basis of preparation prior to the AMP Transfer

For the periods prior to the AMP Transfer, unaudited combined interim financial statements have been prepared on a carve-out basis from the consolidated financial statements of Ardagh Group S.A., to represent the financial position and performance of the AMP Business as if the Business had existed on a stand-alone basis for the three and six months ended June 30, 2020 and the three months ended March 31, 2021 for the unaudited consolidated interim income statements, statements of comprehensive income and statements of cash flows and as at December 31, 2020 for the unaudited interim financial statements of financial position. However, those unaudited combined interim financial statements are not necessarily indicative of the results that would have occurred if the Business had been a stand-alone entity during the period presented. The accounting policies, presentation and methods of computation followed in the unaudited combined interim financial statements are consistent with those applied in the audited combined financial statements of the AMP Business for the year ended December 31, 2020, as included on pages F-2 to F-55 of the Company’s Registration Statement on Form F-1 (333-258749) filed with the Securities and Exchange Commission (the “SEC”) on August 19, 2021, except for the calculation of earnings per share as further detailed in note 7.

Corporate center costs allocated by Ardagh have been included in selling, general and administration (“SGA”) expenses ($7 million and $14 million, respectively, for the three and six months ended June 30, 2020, and $9 million for the three months ended March 31, 2021). The Ardagh support provided to the AMP Business included stewardship by Ardagh senior management personnel and functional support in terms of typical corporate areas such as Group finance, legal and risk, in addition to, discrete support which was provided from centralized management activities such as HR, Sustainability and IT in order to complement and support the activities in these areas which existed within the Business. The Ardagh corporate head office costs were allocated principally based on Adjusted EBITDA, with settlement of these costs recorded within invested capital. The allocations to the Business reflected all the costs of doing business and Management believes that the allocations were reasonable and materially reflected what the expenses would have been on a stand-alone basis. These costs reflected the arrangements that existed in Ardagh and are not necessarily representative of costs that may arise in the future.

Basis of preparation after the AMP Transfer

For the periods after the AMP Transfer, from April 1, 2021 through June 30, 2021, unaudited consolidated financial statements have been prepared for the Group as a stand-alone business. The accounting policies, presentation and methods of computation followed in the unaudited consolidated interim financial statements are consistent with those applied in the audited combined financial statements of the AMP Business for the year ended December 31, 2020, except for the following new or amended accounting policies and the calculation of earnings per share as further detailed in note 7 and the recognition and measurement of the Earnout Shares as further detailed in note 12.

Basis of consolidation

(i)    Subsidiaries

Subsidiaries are fully consolidated from the date on which control is transferred to the Group and are de-consolidated from the date on which control ceases. Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is the consideration given in exchange for control of the identifiable assets, liabilities and contingent liabilities of the acquired legal entities. Acquisition-related costs are expensed and included as exceptional items within sales, general and administration expenses. The acquired net assets are initially measured at fair value. The excess of the cost of acquisition over the fair value of the identifiable net assets acquired is recorded as goodwill. Any goodwill and fair value adjustments are recorded as assets and liabilities of the acquired legal entity in the currency of the primary economic environment in which the legal entity operates (the “functional currency”). If the cost of acquisition is less than the fair value of the Group’s share of the net assets of the legal entity acquired, the difference is recognized directly in the consolidated income statement. The Group considers obligations of the acquiree in a business combination that arise as a result of the change in control, to be cash flows arising from obtaining control of the controlled entity, and classifies these obligations as investing activities in the consolidated statement of cash flows.

Predecessor accounting is used to account for the transfer of a subsidiary in the form of a capital reorganization. Under predecessor accounting, the Group carries forward the predecessor carrying values of the acquired net assets and the liabilities assumed as previously reflected in the consolidated financial statements of Ardagh Group. The difference between the consideration given and the aggregate carrying value of the assets and the liabilities of the acquired entity at the date of the transaction is included in equity in other reserves.

(ii)    Transactions eliminated on consolidation

Transactions, balances and unrealized gains or losses on transactions between Group companies are eliminated. Subsidiaries’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

(iii)    Transactions with Ardagh

Any unsettled intercompany balances between the Group and Ardagh are presented as related party receivables or payables in the unaudited interim financial statements of financial position.

Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the Group’s consolidated income statement over the period of the borrowings using the effective interest rate method.

Borrowings are classified as current liabilities unless the Group, has an unconditional right to defer settlement of the liability for at least twelve months after the reporting date.

Finance income and expense

Finance income comprises interest income on funds invested, gains on disposal of financial assets, ineffective portions of derivative instruments designated as hedging instruments and gains on derivative instruments that are not designated as hedging instruments and are recognized in profit or loss.

Finance expense comprises interest expense on borrowings (including amortization of deferred debt issuance costs), interest cost on leases, certain net foreign currency translation related to financing, net interest cost on net pension plan liabilities, losses on extinguishment of borrowings, ineffective portions of derivative instruments designated as hedging instruments, losses on derivative instruments that are not designated as hedging instruments and are recognized in profit or loss, and other finance expense.

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of manufacturing plants that require a substantial period of time to build that would have been avoided if the expenditure on the qualifying asset had not been made.

Costs related to the issuance of new debt are deferred and amortized within finance expense over the expected terms of the related debt agreements by using the effective interest rate method.

Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the consolidated income statement except to the extent that it relates to items recognized in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are generally not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Income tax in interim periods is accrued using the effective tax rate expected to be applied to annual earnings.

Segment reporting

The Board has been identified as the Chief Operating Decision Maker (“CODM”) for the Group.

Operating segments are identified on the basis of the internal reporting regularly provided to the Board in order to allocate resources to the segment and assess its performance.

Recent changes in accounting pronouncements

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2021 have been assessed by the Directors and none have had a material impact for the Group. The Directors’ assessment of the impact of new standards, which are not yet effective and which have not been early adopted by the Group, on the consolidated interim financial statements is on-going.

4.   Segment analysis

The Group’s two operating and reportable segments, Europe and Americas, reflect the basis on which the Group’s performance is reviewed by management and presented to the CODM. The CODM has been identified as being the board of directors of AGSA for the periods prior and the Board for the periods after the AMP Transfer, respectively.

Performance of the Group is assessed based on Adjusted EBITDA. Adjusted EBITDA is the profit or loss for the period before income tax charge or credit, net finance expense, depreciation and amortization and exceptional operating items. Other items are not allocated to segments, as these are reviewed by the CODM on a group-wide basis. Segmental revenues are derived from sales to external customers. Inter-segment revenue is not material.

Reconciliation of profit/(loss) for the period to Adjusted EBITDA

	Three months ended June 30,		Six months ended June 30,
	2021 $’m	2020 $’m	2021 $’m	2020 $’m
Profit/(loss) for the period	26	5	(48)	(5)
Income tax charge	27	39	10	18

	Three months ended June 30,		Six months ended June 30,
	2021 $’m	2020 $’m	2021 $’m	2020 $’m
Net finance expense	22	16	171	84
Depreciation and amortization	86	76	170	153
Exceptional operating items	12	3	18	4
Adjusted EBITDA	173	139	321	254

Segment results for the three months ended June 30, 2021 and 2020 are:

	Revenue		Adjusted EBITDA
	2021 $’m	2020 $’m	2021 $’m	2020 $’m
Europe	464	395	85	70
Americas	527	435	88	69
Group	991	830	173	139

Segment results for the six months ended June 30, 2021 and 2020 are:

	Revenue		Adjusted EBITDA
	2021 $’m	2020 $’m	2021 $’m	2020 $’m
Europe	900	780	151	124
Americas	1,030	879	170	130
Group	1,930	1,659	321	254

One customer accounted for greater than 10% of total revenue in the six months ended June 30, 2021 (2020: two).

The following illustrates the disaggregation of revenue by destination for the three months ended June 30, 2021:

	Europe $’m	North America $’m	Rest of the world $’m	Total $’m
Europe	461	1	2	464
Americas	—	434	93	527
Group	461	435	95	991

The following illustrates the disaggregation of revenue by destination for the three months ended June 30, 2020:

	Europe $’m	North America $’m	Rest of the world $’m	Total $’m
Europe	392	—	3	395
Americas	—	376	59	435
Group	392	376	62	830

The following illustrates the disaggregation of revenue by destination for the six months ended June 30, 2021:

	Europe $’m	North America $’m	Rest of the world $’m	Total $’m
Europe	894	2	4	900

	Europe $’m	North America $’m	Rest of the world $’m	Total $’m
Americas	—	832	198	1,030
Group	894	834	202	1,930

The following illustrates the disaggregation of revenue by destination for the six months ended June 30, 2020:

	Europe $’m	North America $’m	Rest of the world $’m	Total $’m
Europe	773	1	6	780
Americas	1	733	145	879
Group	774	734	151	1,659

The following illustrates the disaggregation of revenue based on the timing of transfer of goods and services:

	Three months ended June 30,		Six months ended June 30,
	2021 $’m	2020 $’m	2021 $’m	2020 $’m
Over time	763	626	1,487	1,269
Point in time	228	204	443	390
Group	991	830	1,930	1,659

5.   Exceptional items

	Three months ended June 30,		Six months ended June 30,
	2021 $’m	2020 $’m	2021 $’m	2020 $’m
Start-up related costs	5	2	8	2
Exceptional items – cost of sales	5	2	8	2
Transaction-related and other costs	7	1	10	2
Exceptional items – SGA expenses	7	1	10	2
Exceptional finance (income)/expense	(6)	—	51	—
Exceptional items – finance (income)/expense	(6)	—	51	—
Exceptional income tax charge/(credit)	1	(1)	(9)	(4)
Total exceptional items, net of tax	7	2	60	—

Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence.

2021

Exceptional items of $60 million have been recognized in the six months ended June 30, 2021, primarily comprising:

•	$8 million start-up related costs in the Americas ($5 million) and Europe ($3 million), relating to the Group’s investment programs.

•	$10 million transaction-related and other costs primarily comprised of professional advisory fees, and other costs related to transformation initiatives.

•	$51 million exceptional finance expense comprised of a charge of $52 million from Ardagh for unrecouped redemption premiums and issuance costs on related party borrowings in conjunction with the AMP Transfer, net $9 million of fair market value and foreign currency movements on the Earnout Shares (see note 12) , $5 million interest payable on the AMP Notes Issuance in March 2021 related to the period prior to completion of the AMP Transfer on April 1, 2021, offset by a foreign currency translation gain of $15 million on the AMP Promissory Note.

•	$9 million from tax credits.

2020

Exceptional items of $nil have been recognized in the six months ended June 30, 2020 primarily comprising:

•	$2 million start-up related costs in the Americas.

•	$2 million transaction-related and other costs primarily related to transformation initiatives.

•	$4 million from tax credits.

6.   Net finance expense

	Three months ended June 30,		Six months ended June 30,
	2021 $’m	2020 $’m	2021 $’m	2020 $’m
Senior Secured and Senior Notes	24	—	24	—
Interest on related party borrowings	—	38	43	77
Net pension interest costs	1	1	2	2
Foreign currency translation losses/(gains)	1	(25)	45	2
Gains on derivative financial instruments	(1)	—	—	(1)
Other net finance expense	3	2	6	4
Net finance expense before exceptional items	28	16	120	84
Exceptional finance (income)/expense (Note 5)	(6)	—	51	—
Net finance expense	22	16	171	84

7.   Earnings per share

As of August 4, 2021, the date of the completion of the business combination with Gores Holdings V, 493,763,520 shares of the Company, with a par value €0.01 per share, are issued to AGSA. This amount of shares issued is utilized for the calculation of basic earnings per share (“EPS”) for all periods presented. Basic earnings per share is calculated by dividing the profit/(loss) for the period attributable to equity holders by the weighted average number of shares outstanding during the period.

The following table reflects the income statement profit/(loss) and share data used in the basic EPS calculations:

	Three months ended June 30,		Six months ended June 30,
	2021 $’m	2020 $’m	2021 $’m	2020 $’m
Profit/(loss) attributable to equity holders	26	5	(48)	(5)
Weighted average number of common shares for EPS (millions)	493.8	493.8	493.8	493.8
Earnings/(loss) per share	$0.05	$0.01	$(0.10)	$(0.01)

Diluted earnings per share is consistent with basic earnings per share as there are no dilutive potential shares during the periods presented above.

8.   Intangible assets and property, plant and equipment

	Intangible assets $’m	Property, plant and equipment $’m
Net book value at January 1, 2021	1,884	1,232
Additions	3	370
Disposals	—	(2)
Charge for the period	(78)	(92)
Foreign exchange	(35)	(15)
Net book value at June 30, 2021	1,774	1,493

At June 30, 2021, the carrying amount of goodwill included within intangible assets was $1,036 million (December 31, 2020: $1,055 million).

At June 30, 2021, the carrying amount of the right-of-use assets included within property, plant and equipment was $187 million (December 31, 2020: $127 million).

The Group recognized a depreciation charge of $92 million in the six months ended June 30, 2021 (2020: $79 million), of which $19 million (2020: $15 million) relates to right-of-use assets.

Impairment test for goodwill

Goodwill is not subject to amortization and is tested annually for impairment following the approval of the annual budget (normally at the end of the financial year), or more frequently if events or changes in circumstances indicate a potential impairment.

Management has considered whether any impairment existed at the reporting date, and has considered the carrying amount of the respective goodwill and concluded that it is fully recoverable as at June 30, 2021.

9.   Issued capital and share premium

Share capital and share premium

Issued and fully paid shares:

	Total shares (par value €0.01) (million)	Total share capital $’m	Total share premium $’m
At December 31, 2020	—	—	—
Share issuance	485	6	4,982
At June 30, 2021	485	6	4,982

On completion of the AMP Transfer on April 1, 2021, AMPSA issued 484,956,250 shares to AGSA with a nominal value of €0.01 per share.

10.   Financial assets and liabilities

At June 30, 2021 the Group’s net debt and available liquidity was as set out below. Net debt, net borrowings and total borrowings at June 30, 2021, exclude the AMP Promissory Note, which is presented separately in the consolidated interim statement of financial position and further discussed below:

		Maximum amount drawable			Amount drawn		Available liquidity
Facility	Currency	Local currency m	Final maturity date	Facility type	Local currency m	$’m	$’m
2.000% Senior Secured Notes	EUR	450	01-Sep-28	Bullet	450	535	—
3.250% Senior Secured Notes	USD	600	01-Sep-28	Bullet	600	600	—
3.000% Senior Notes	EUR	500	01-Sep-29	Bullet	500	594	—
4.000% Senior Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	—
Lease obligations	Various	—	—	Amortizing	—	194	—
Other borrowings	EUR/USD	—	—	Amortizing	—	5	—
Total borrowings						2,978	—
Deferred debt issue costs						(39)	—
Net borrowings						2,939	—
Cash and cash equivalents						(587)	587
Net debt / available liquidity						2,352	587

At December 31, 2020 the Group’s net debt and available liquidity was as follows:

Facility	At December 31, 2020
$’m
Related party borrowings	2,690
Lease obligations	136
Other borrowings	9
Net borrowings	2,835
Cash and cash equivalents	(257)
Net debt / available liquidity	2,578

The fair value of the Group’s total borrowings excluding lease obligations at June 30, 2021 is $2,775 million (December 31, 2020: $2,763 million).

A number of the Group’s borrowing agreements contain certain covenants that restrict the Group’s flexibility in areas such as incurrence of additional indebtedness (primarily maximum secured borrowings to Adjusted EBITDA and a minimum Adjusted EBITDA to interest expense), payment of dividends and incurrence of liens.

The maturity profile of the Group’s net borrowings is as follows:

	At June 30, 2021	At December 31, 2020
	$’m	$’m
Within one year or on demand	48	42
Between one and three years	56	46
Between three and five years	37	2,055
Greater than five years	2,837	692
Total borrowings	2,978	2,835
Deferred debt issue costs	(39)	—
Net borrowings	2,939	2,835

AMP Promissory Note

In addition to the borrowings analyzed above and as a result of the AMP Transfer, the Group had as of June 30, 2021, an outstanding obligation of $1,085 million under the AMP Promissory Note, which was settled subsequently upon the consummation of the Merger and the PIPE Investment as outlined in note 1.

Financing activity

2021

On March 12, 2021, the Group, in connection with the transaction related to the combination of Ardagh Metal Packaging with Gores Holdings V, issued €450 million 2.000% Senior Secured Notes due 2028, $600 million 3.250% Senior Secured Notes due 2028, €500 million 3.000% Senior Notes due 2029 and $1,050 million 4.000% Senior Notes due 2029. Details related to the transaction and use of proceeds from this issuance are outlined in note 1 — General Information.

On March 24, 2021 and March 30, 2021, historical related party debt of $113 million was settled, being reflected as a non-cash capital contribution within other reserves.

On April 1, 2021, upon the consummation of the AMP Transfer, historical related party debt of $2,555 million was settled of which $1,741 million was paid to AGSA with the remainder of $814 million being reflected as a non-cash capital contribution within other reserves.

Lease obligations at June 30, 2021 of $194 million (December 31, 2020: $136 million), primarily reflects $83 million of new lease liabilities, partly offset by $25 million of principal repayments and foreign currency movements in the six months ended June 30, 2021.

Fair value methodology

There has been no change to the fair value hierarchies for determining and disclosing the fair value of financial instruments.

Fair values are calculated as follows:

(i)	Senior secured and senior notes — the fair value of debt securities in issue is based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs.

(ii)	Other borrowings — the estimated value of fixed interest-bearing deposits is based on discounted cash flows using prevailing money-market interest rates for debts with similar credit risk and remaining maturity and represents Level 2 inputs.

(iii)	Commodity and foreign exchange derivatives — the fair value of these derivatives are based on quoted market prices and represent Level 2 inputs.

(iv)	Earnout Shares — the fair value of this liability is based on a valuation technique using an unobservable volatility assumption which represents a Level 3 input.

11.   Employee benefit obligations

Employee benefit obligations at June 30, 2021 have been reviewed in respect of the latest discount rates and asset valuations. A re-measurement gain of $1 million and $16 million (2020: loss of $28 million and $5 million) has been recognized in the unaudited consolidated interim statement of comprehensive income for the three and six months ended June 30, 2021.

The re-measurement gain of $1 million (2020: loss of $28 million) recognized for the three months ended June 30, 2021 consisted of an increase in asset valuations of $13 million (2020 increase: $23 million), partly offset by an increase in the obligations of $12 million (2020 increase: $51 million).

The re-measurement gain of $16 million (2020: loss of $5 million) recognized for the six months ended June 30, 2021 consisted of a decrease in the obligations of $38 million (2020 increase: $21 million), partly offset by a decrease in asset valuations of $22 million (2020 increase: $16 million).

12.   Provisions and other liabilities

As described in note 1 and resulting from the AMP Transfer, AGSA has a contingent right to receive up to 60.73 million Earnout Shares. The Earnout Shares are issuable by AMPSA to AGSA subject to attainment of certain stock price hurdles over a five-year period from the 180th day following the closing of the Merger. In accordance with IAS 32 (Financial Instruments — Presentation), the arrangement has been assessed to determine whether the Earnout Shares represent a liability or an equity instrument. As the arrangement may result in AMPSA issuing a variable number of shares in the future, albeit capped at a total of 60.73 million shares, the Earnout Shares have, in accordance with the requirements of IAS 32, been recognized as a financial liability measured at fair value in the unaudited consolidated interim financial statements. A valuation assessment was performed for the purpose of determining the financial liability using a Monte Carlo simulation using key assumptions for: volatility (26%); risk-free rate; and beginning AMPSA share price. The estimated valuation of the liability as of April 1 and June 30, 2021 were $284 million and $ 296 million, respectively. An increase or decrease in volatility of 5% would result in an increase or decrease in the liability as of April 1 and June 30, 2021 of approximately $50 million.The initial recognition of the liability as of April 1, 2021, was reflected with a corresponding charge in other reserves. Any subsequent changes in the valuation have been reflected in net finance expense.

13.   Cash used in operating activities

	Three months ended June 30,		Six months ended June 30,
	2021 $’m	2020 $’m	2021 $’m	2020 $’m
Profit/(loss) for the period	26	5	(48)	(5)
Income tax charge	27	39	10	18
Net finance expense	22	16	171	84
Depreciation and amortization	86	76	170	153
Exceptional operating items	12	3	18	4
Movement in working capital	(1)	51	(170)	(164)
Transaction-related, start-up and other exceptional costs paid	(8)	(4)	(14)	(9)
Exceptional restructuring paid	—	(1)	—	(1)
Cash generated from operations	164	185	137	80

14.   Related party transactions

i.	Pension scheme – the pension schemes are related parties. For details for all transactions during the year, see note 11.

ii.	Cyber Security Incident Indemnity with AGSA – see note 18.

iii.	Services Agreement between AMPSA and AGSA – see note 1. A net charge of $7 million has been included in SGA expenses for the three months ended June 30, 2021.

iv.	AMP Promissory Note – see notes 1 and 10.

v.	Settlement of related party loans in the three months ended June 30, 2021 – see note 10.

vi.	Earnout shares – see notes 1 and 12.

vii.	Other related party transactions – the table below reflects the following related party transactions recorded through invested capital in the three months ended March 31, 2021 and the six months ended June 30, 2020:

	Three months ended March 31, $’m	Six months ended June, 30 $’m
	2021 $’m	2020 $’m
Net cash received from Ardagh	206	70
Tax offset in invested capital	(34)	1
Other changes in intercompany balances	4	—
	176	71

15.   Other reserves

	Foreign currency translation reserve $’m	Cash flow hedge reserve $’m	Cost of hedging reserve $’m	Other reserves $’m	Total other reserves $’m
At January 1, 2020	10	(14)	—	—	(4)
Total other comprehensive expense for the year	—	(24)	—	—	(24)
Hedging losses transferred to cost of inventory	—	15	—	—	15
At June 30, 2020	10	(23)	—	—	(13)

	Foreign currency translation reserve $’m	Cash flow hedge reserve $’m	Cost of hedging reserve $’m	Other reserves $’m	Total other reserves $’m
At January 1, 2021	(32)	17	—	—	(15)
Total other comprehensive income for the year	14	41	—	—	55
Hedging gains transferred to cost of inventory	—	(6)	—	—	(6)
Capital contribution	—	—	—	113	113
At March 31, 2021	(18)	52	—	113	147
AMP Transfer*	—	—	—	(5,924)	(5,924)
Total other comprehensive income for the year	(13)	50	—	—	37
Hedging gains transferred to cost of inventory	—	(17)	—	—	(17)
At June 30, 2021	(31)	85	—	(5,811)	(5,757)

*	The AMP Transfer was accounted for as a capital reorganization as, prior to such transactions, AMPSA did not meet the definition of a business under IFRS 3 (Business Combination). Under a capital reorganization, the consolidated financial statements of AMPSA reflect the net assets transferred at pre-combination predecessor book values. The impact to other reserves has been calculated as follows:

$'m
Equity issued to AGSA (see note 9):	4,988
AMP Promissory Note (see notes 1 and 10):	1,085
Cash payment (see cash flow statement):	574
Initial fair value of Earnout Shares (see note 12):	284
Total Consideration given:	6,931
Less aggregate carrying value of net assets acquired*:	(323)
Impact from predecessor accounting:	6,608
Non-cash capital contribution (see note 10):	(814)
Other reserves on AMP Transfer:	130
Total impact on other reserves:	5,924

*	Included within the carrying value of the net assets acquired is $1,741 million of related party borrowings, the settlement of which, together with $574 million payment noted above comprise the $2,315 million of cash paid to Ardagh as described in note 1.

16.   Contingencies

Environmental issues

AMP is regulated under various national and local environmental, occupational health and safety and other governmental laws and regulations relating to:

• the operation of installations for manufacturing of metal packaging and surface treatment using solvents;

• the generation, storage, handling, use and transportation of hazardous materials;

• the emission of substances and physical agents into the environment;

• the discharge of waste water and disposal of waste;

• the remediation of contamination;

• the design, characteristics, collection and recycling of its packaging products; and

• the manufacturing, sale and servicing of machinery and equipment for the metal packaging industry.

The Group believes, based on current information, that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amounts accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Group arising under environmental laws are pending.

Legal matters

The Group is involved in certain legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

17.   Seasonality of operations

The Group’s revenue and cash flows are both subject to seasonal fluctuations, with the Group generally building inventories in anticipation of these seasonal demands resulting in working capital requirements typically being the greatest at the end of the first quarter of the year.

The demand for our metal beverage products is strongest during spells of warm weather and therefore demand typically peaks during the summer months, as well as in the period leading up to holidays in December.

The Group will manage the seasonality of working capital principally by supplementing operating cash flows with drawings under our Global Asset Based Loan facility, which was entered into on August 6, 2021. Prior to the AMP transfer the Group managed this under Ardagh Group’s Global Asset Based Loan facility.

18.   Other information

Cyber Security Incident

On May 17, 2021, the Group announced that it had experienced a cyber security incident, the response to which included pro-actively shutting down certain IT systems and applications used by the business. Key systems have now been brought back online securely, in a phased manner and in line with our plan. Production at all of our manufacturing facilities continued to operate throughout this period, though we experienced some shipping delays as a result of this incident.

We have already taken various steps, including engaging leading industry specialists to conduct a forensic investigation of our systems and introducing additional protection tools across our network to further enhance the security of our IT systems. We believe that our existing information technology control environment is appropriately robust and consistent with industry standards. In addition to addressing any findings from these investigations and assessments, we are reviewing our information technology roadmap and accelerating planned IT investments to further improve the effectiveness of our information security. We do not believe that our growth investment program has been impacted by this incident. We maintain insurance in respect of a wide range of risks, including in respect of IT incidents and expect to recover costs in respect of this incident. In addition, AMPSA entered into a letter agreement with AGSA, dated May 21, 2021, under which AGSA agreed to indemnify, defend and hold harmless the Company and its subsidiaries and their respective successors from and against any and all losses incurred prior to December 31, 2021, resulting from this cyber security incident. During the three months ended June 30, 2021, the Group incurred $16 million of losses and incremental costs related to this incident, including $15 million ($11 million in Europe and $4 million in Americas) of losses and incremental costs within Adjusted EBITDA and $1 million of exceptional costs, all of which have been offset by income received and the associated indemnification receivable under the aforementioned indemnification agreement with AGSA.

19.   Events after the reporting period

On August 4, 2021, the Business Combination was consummated. The Business Combination is accounted for under IFRS 2. The difference in the estimated fair value of equity instruments, i.e. shares and warrants issued by AMPSA, over the fair value of identifiable net assets of Gores Holdings V represents a service for the listing of the shares in AMPSA and is accounted for as a share based payment expense in accordance with IFRS 2. The cost of the service, which is a non-cash and non-recurring expense, is estimated to be approximately $205 million, and will be recorded as an exceptional item in the third quarter interim financial statements.

On August 5, 2021, AMPSA listed its shares and warrants on the New York Stock Exchange under the new ticker symbols “AMBP” and “AMBPW”, respectively.

On August 6, 2021, AMPSA and certain of its subsidiaries entered into a Global Asset Based Loan Facility in the amount of $300 million, which amount will be increased to $325 million upon the delivery to the lenders of certain corporate authorizations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with, and is qualified in its entirety by, reference to the Unaudited Consolidated Interim Financial Statements for the three and six months ended June 30, 2021 including the related notes thereto. As used in this section, the “Group” refers to Ardagh Metal Packaging S.A. and its subsidiaries.

Some of the measures used in this report are not measurements of financial performance under IFRS and should not be considered an alternative to cash flow from operating activities as a measure of liquidity or an alternative to operating profit/(loss) or profit/(loss) for the period as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.

Business Drivers

The main factors affecting our results of operations for the Group are: (i) global economic trends and end-consumer demand for our products; (ii) prices of raw materials and energy used in our business, primarily aluminum, steel, and coatings, and our ability to pass through these and other cost increases to our customers, through contractual pass through mechanisms under multi-year contracts, or through renegotiation in the case of short-term contracts; (iii) investment in operating cost reductions; (iv) acquisitions; and (v) foreign exchange rate fluctuations and currency translation risks arising from various currency exposures, primarily with respect to the euro, U.S. dollar, British pound, Polish zloty and Brazilian real.

On May 17, 2021, the Group announced that it had experienced a cyber security incident, the response to which included pro-actively shutting down certain IT systems and applications used by the business. Key systems have now been brought back online securely, in a phased manner and in line with our plan. Production at all of our manufacturing facilities continued to operate throughout this period, though we experienced some shipping delays as a result of this incident.

We have already taken various steps, including engaging leading industry specialists to conduct a forensic investigation of our systems and introducing additional protection tools across our network to further enhance the security of our IT systems. We believe that our existing information technology control environment is appropriately robust and consistent with industry standards. In addition to addressing any findings from these investigations and assessments, we are reviewing our information technology roadmap and accelerating planned IT investments to further improve the effectiveness of our information security. We do not believe that our growth investment program has been impacted by this incident. We maintain insurance in respect of a wide range of risks, including in respect of IT incidents and expect to recover costs in respect of this incident. In addition, AMPSA entered into a letter agreement with AGSA, dated May 21, 2021, under which AGSA agreed to indemnify, defend and hold harmless the Company and its subsidiaries and their respective successors from and against any and all losses incurred prior to December 31, 2021, resulting from this cyber security incident. During the three months ended June 30, 2021, the Group incurred $16 million of losses and incremental costs related to this incident, including $15 million ($11 million in Europe and $4 million in Americas) of losses and incremental costs within Adjusted EBITDA and $1 million of exceptional costs, all of which have been offset by income received under the aforementioned indemnification agreement with AGSA.

AMP

AMP generates its revenue from supplying metal can packaging to the beverage end use category. Revenue is primarily dependent on sales volumes and sales prices.

Sales volumes are influenced by a number of factors, including factors driving customer demand, seasonality and the capacity of our metal beverage packaging plants. Demand for our metal beverage cans may be influenced by trends in the consumption of beverages, industry trends in packaging, including marketing decisions, and the impact of environmental regulations and shifts in consumer sentiment towards a greater awareness of sustainability. The demand for our beverage products is strongest during spells of warm weather and therefore demand typically, based on historical trends, peaks during the summer months, as well as in the period leading up to holidays in December. Accordingly, we generally build inventories in the first and fourth quarter in anticipation of the seasonal demands in our beverage business.

AMP’s Adjusted EBITDA is based on revenue derived from selling our metal beverage cans and is affected by a number of factors, primarily cost of sales. The elements of our cost of sales include (i) variable costs, such as electricity, raw materials (including the cost of aluminum), packaging materials, decoration and freight and other distribution costs, and (ii) fixed costs, such as labor and other plant-related costs including depreciation and maintenance. In addition sales, marketing and administrative costs also impact Adjusted EBITDA. AMP’s variable costs have typically constituted approximately 75% and fixed costs approximately 25% of the total cost of sales for our business.

Results of operations

Three months ended June 30, 2021 compared with three months ended June 30, 2020:

	Unaudited
	(in $ millions)
	Three months ended June 30,
	2021	2020
Revenue	991	830
Cost of sales	(826)	(698)
Gross profit	165	132
Sales, general and administration expenses	(51)	(36)
Intangible amortization	(39)	(36)
Operating profit	75	60
Net finance expense	(22)	(16)
Profit before tax	53	44
Income tax charge	(27)	(39)
Profit for the period	26	5

Revenue

Revenue in the three months ended June 30, 2021 increased by $161 million, or 19%, to $991 million, compared with $830 million in the three months ended June 30, 2020. The increase in revenue is primarily driven by favorable volume/mix effects, which includes an impact of the Group’s business growth investment program, the pass through to customers of higher metal costs and favorable foreign currency translation effects of $39 million.

Cost of sales

Cost of sales in the three months ended June 30, 2021 increased by $128 million, or 18%, to $826 million, compared with $698 million in the three months ended June 30, 2020. The increase in cost of sales is principally due to increased sales as noted above, higher input costs and higher exceptional cost of sales, as well as unfavorable foreign currency translation effects. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Gross profit

Gross profit in the three months ended June 30, 2021 increased by $33 million, or 25%, to $165 million, compared with $132 million in the three months ended June 30, 2020. Gross profit percentage in the three months ended June 30, 2021 increased by 70 basis points to 16.6%, compared with 15.9% in the three months ended June 30, 2020. Excluding exceptional cost of sales, gross profit percentage in the three months ended June 30, 2021 increased by 110 basis points to 17.2% compared with 16.1% in the three months ended June 30, 2020. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Sales, general and administration expenses

Sales, general and administration expenses in the three months ended June 30, 2021 increased by $15 million, or 42%, to $51 million, compared with $36 million in the three months ended June 30, 2020. Excluding exceptional items, sales, general and administration expenses increased by $9 million. Exceptional sales, general and administration expenses increased by $6 million, primarily due to costs relating to transformation initiatives.

Intangible amortization

Intangible amortization of $39 million in the three months ended June 30, 2021 increased by $3 million, or 8%, compared with $36 million in the three months ended June 30, 2020, primarily driven by foreign exchange effects.

Operating profit

Operating profit of $75 million in the three months ended June 30, 2021 increased by $15 million, or 25%, compared with the three months ended June 30, 2020, due to higher gross profit, as outlined above, partly offset by higher sales, general and administration expenses and higher intangible amortization charges.

Net finance expense

Net finance expense for the three months ended June 30, 2021 increased by $6 million, or 38%, to $22 million compared with $16 million for the three months ended June 30, 2020. Net finance expense for the three months ended June 30, 2021 and 2020 comprised the following:

	Unaudited
	(in $ millions)
	Three months ended June 30,
	2021	2020
Interest expense	24	—
Interest on related party borrowings	—	38
Net pension interest costs	1	1
Foreign currency translation loss/(gain)	1	(25)
Gains on derivative financial instruments	(1)	—
Other net finance expense	3	2
Net finance expense before exceptional items	28	16
Exceptional finance income	(6)	—
Net finance expense	22	16

Interest expense increased by $24 million to $24 million in the three months ended June 30, 2021 compared with $nil in the three months ended June 30, 2020. The increase primarily relates to interest expense on the Senior Secured Notes and Senior Notes as a result of the AMP Notes issuance.

Interest on related party borrowings decreased by $38 million to $nil in the three months ended June 30, 2021 compared with $38 million in the three months ended June 30, 2020. The decrease relates to the settlement of the related party borrowings with Ardagh on April 1, 2021.

Foreign currency translation losses in the three months ended June 30, 2021 increased by $26 million, to a loss of $1 million, compared with $25 million of a gain in the three months ended June 30, 2020, driven by foreign exchange rate fluctuations, primarily the U.S. dollar and British pound.

Gains on derivative financial instruments of $1 million in the three months ended June 30, 2021 related to the Group’s derivatives.

Exceptional finance income for the three months ended June 30, 2021 of $6 million includes a foreign currency translation gain of $15 million on the AMP Promissory Note payable to Ardagh, partly offset by the fair market value movement on the Earnout Shares of $9 million.

Income tax charge

Income tax charge in the three months ended June 30, 2021 was $27 million, a decrease of $12 million from an income tax charge of $39 million in the three months ended June 30, 2020. The decrease of $12 million in the income tax charge is primarily due to a decrease in the pre-exceptional income tax charge of $14 million in the three months ended June 30, 2021, which is attributable to movements in non-taxable/deductible foreign currency translation gain/losses and non-deductible interest expense in certain territories, partially offset by a decrease in exceptional tax credits of $2 million in the three months ended June 30, 2021.

The effective income tax rate (ETR) on profit before exceptional items for the three months ended June 30, 2021 was 44%, compared with a rate of 85% for the three months ended June 30, 2020. The effective income tax rate is a function of the profit or loss before tax and the tax charge or credit for the year. The primary drivers impacting the effective tax rate are non-taxable/deductible foreign currency translation gain/losses and non-deductible interest expense in certain territories.

Profit for the period

As a result of the items described above, the Group recognized a profit of $26 million for the three months ended June 30, 2021, compared with a profit of $11 million in the three months ended June 30, 2020.

Six months ended June 30, 2021 compared with six months ended June 30, 2020:

	Unaudited
	(in $ millions)
	Six months ended June 30,
	2021	2020
Revenue	1,930	1,659
Cost of sales	(1,616)	(1,402)
Gross profit	314	257
Sales, general and administration expenses	(103)	(87)
Intangible amortization	(78)	(73)
Operating profit	133	97
Net finance expense	(171)	(84)
(Loss)/profit before tax	(38)	13
Income tax charge	(10)	(18)
Loss for the period	(48)	(5)

Revenue

Revenue in the six months ended June 30, 2021 increased by $271 million, or 16%, to $1,930 million, compared with $1,659 million in the six months ended June 30, 2020. The increase in revenue is primarily driven by favorable volume/mix effects, which includes an impact of the Group’s business growth investment program, the pass through to customers of higher metal costs and favorable currency translation effects of $71 million.

Cost of sales

Cost of sales in the six months ended June 30, 2021 increased by $214 million, or 15%, to $1,616 million, compared with $1,402 million in the six months ended June 30, 2020. The increase in cost of sales is principally due to unfavorable foreign currency translation effects, increased sales as noted above, higher input costs and higher exceptional cost of sales, which increased by $6 million. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Gross profit

Gross profit in the six months ended June 30, 2021 increased by $57 million, or 22%, to $314 million, compared with $257 million in the six months ended June 30, 2020. Gross profit percentage in the six months ended June 30, 2021 increased by 80 basis points to 16.3%, compared with 15.5% in the six months ended June 30, 2020. Excluding exceptional cost of sales, gross profit percentage in the six months ended June 30, 2021 increased by 110 basis points to 16.7%, compared with 15.6% in the six months ended June 30, 2020. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Sales, general and administration expenses

Sales, general and administration expenses in the six months ended June 30, 2021 increased by $16 million, or 18%, to $103 million, compared with $87 million in the six months ended June 30, 2020. Excluding exceptional items, sales, general and administration expenses increased by $8 million. Exceptional sales, general and administration expenses increased by $8 million, primarily due to other costs relating to transformation initiatives.

Intangible amortization

Intangible amortization of $78 million in the six months ended June 30, 2021 increased by $5 million, or 7%, compared with $73 million in the six months ended June 30, 2020, primarily driven by foreign exchange effects.

Operating profit

Operating profit of $133 million in the six months ended June 30, 2021 increased by $36 million, or 37%, compared with the six months ended June 30, 2020, due to higher gross profit, as outlined above, partly offset by higher sales, general and administration expenses and higher intangible amortization charges.

Net finance expense

Net finance expense for the six months ended June 30, 2021 increased by $87 million, or 104%, to $171 million compared with $84 million for the six months ended June 30, 2020. Net finance expense for the six months ended June 30, 2021 and 2020 comprised the following:

	Unaudited
	(in $ millions)
	Six months ended June 30,
	2021	2020
Interest expense	24	—
Interest on related party borrowings	43	77
Net pension interest costs	2	2
Foreign currency translation losses	45	2
Gains on derivative financial instruments	—	(1)
Other net finance expense	6	4
Finance expense before exceptional items	120	84
Exceptional finance expense	51	—
Net finance expense	171	84

Interest expense increased by $24 million to $24 million in the six months ended June 30, 2021 compared with $nil in the six months ended June 30, 2020. The increase primarily relates to interest expense on the Senior Secured Notes and Senior Notes as a result of the AMP Notes issuance.

Interest on related party borrowings decreased by $34 million to $43 million in the six months ended June 30, 2021 compared with $77 million in the six months ended June 30, 2020. The decrease primarily relates to the settlement of the related party borrowings with Ardagh on April 1, 2021.

Foreign currency translation losses in the six months ended June 30, 2021 of $45 million, compared with $2 million in the six months ended June 30, 2020 was driven by foreign exchange rate fluctuations, primarily the U.S. dollar and British pound.

Gains on derivative financial instruments of $1 million in the six months ended June 30, 2020 related to the Group’s derivatives.

Exceptional finance expense for the six months ended June 30, 2021 of $51 million of which $52 million relates to the settlement of the Group’s related party borrowings as part of the AMP transfer, $9 million of a fair market value movement on the Earnout Shares, $5 million interest payable on bonds issued in March 2021 related to the Combination of Ardagh Metal Packaging with Gores Holdings V, partly offset by a foreign currency translation gain of $15 million on the Group’s promissory note payable to Ardagh.

Income tax charge

Income tax charge in the six months ended June 30, 2021 was $10 million, a decrease of $8 million from an income tax charge of $18 million in the six months ended June 30, 2020. The decrease of $8 million in the income tax charge is primarily due to an increase in exceptional income tax credits of $5 million, relating to tax credits arising from exceptional finance expense in the six months ended June 30, 2021, in addition to a decrease in the pre-exceptional income tax charge of $3 million in the six months ended June 30, 2021.

The effective income tax rate (ETR) on profit before exceptional items for the six months ended June 30, 2021 was 61%, compared with a rate of 129% for the three months ended June 30, 2020. The effective income tax rate is a function of the profit or loss before tax and the tax charge or credit for the year. The primary drivers impacting the effective tax rate are non-taxable/deductible foreign currency translation gain/losses and non-deductible interest expense in certain territories.

Loss for the period

As a result of the items described above, the Group recognized a loss of $48 million for the six months ended June 30, 2021, compared with a loss of $3 million in the six months ended June 30, 2020.

Supplemental Management’s Discussion and Analysis

Key operating measures

Adjusted EBITDA consists of profit/(loss) for the year before income tax charge/(credit), net finance expense, depreciation and amortization and exceptional operating items. We use Adjusted EBITDA to evaluate and assess our segment performance. Adjusted EBITDA is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the packaging industry. However, other companies may calculate Adjusted EBITDA in a manner different from ours. Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered an alternative to profit/(loss) as indicators of operating performance or any other measures of performance derived in accordance with IFRS.

For a reconciliation of the profit/(loss) for the period to Adjusted EBITDA see note 4 — Segment analysis of the unaudited consolidated interim financial statements.

Adjusted EBITDA in the three months ended June 30, 2021 increased by $34 million, or 24%, to $173 million, compared with $139 million in the three months ended June 30, 2020, principally reflecting favorable volume/mix effects, which includes an impact of the Group’s growth investment program. Included within Adjusted EBITDA in the three months ended June 30, 2021, are losses and incremental costs relating to the cyber security incident of $15 million ($11 million in Europe and $4 million in Americas), which are fully compensated by AGSA under the indemnity agreement in place.

Adjusted EBITDA in the six months ended June 30, 2021 increased by $67 million, or 26%, to $321 million, compared with $254 million in the six months ended June 30, 2020, principally reflecting favorable volume/mix effects, which includes an impact of the Group’s growth investment program. Included within Adjusted EBITDA in the six months ended June 30, 2021, are losses and incremental costs relating to the cyber security incident of $15 million ($11 million in Europe and $4 million in Americas), which are fully compensated by AGSA under the indemnity agreement in place.

Exceptional items

The following table provides detail on exceptional items included in cost of sales and sales, general and administration expenses:

	Three months ended June 30,		Six months ended June 30,
	2021 $’m	2020 $’m	2021 $’m	2020 $’m
Start-up related costs	5	2	8	2
Exceptional items – cost of sales	5	2	8	2
Transaction-related and other costs	7	1	10	2
Exceptional items – SGA expenses	7	1	10	2
Exceptional finance (income)/expense	(6)	—	51	—
Exceptional items – finance expense	(6)	—	51	—
Exceptional income tax charge/(credit)	1	(1)	(9)	(4)
Total exceptional items, net of tax	7	2	60	—

Exceptional items of $60 million have been recognized in the six months ended June 30, 2021, primarily comprising:

•	$8 million start-up related costs in the Americas ($5 million) and Europe ($3 million), relating to the Group’s investment programs.

•	$10 million transaction-related and other costs primarily comprised of professional advisory fees, and other costs related to transformation initiatives.

•	$51 million exceptional finance expense comprised of a charge of $52 million from Ardagh for unrecouped redemption premiums and issuance costs on related party borrowings in conjunction with the AMP Transfer, net $9 million of fair market value and foreign currency movements on the Earnout Shares (see Note 12) , $5 million interest payable on the AMP Notes Issuance in March 2021 related to the period prior to completion of the AMP Transfer on April 1, 2021, offset by a foreign currency translation gain of $15 million on the AMP Promissory Note.

•	$9 million from tax credits.

Exceptional items of $nil have been recognized in the six months ended June 30, 2020 primarily comprising:

•	$2 million start-up related costs in the Americas.

•	$2 million transaction-related and other costs primarily related to transformation initiatives.

•	$4 million from tax credits.

Segment Information

Three months ended June 30, 2021 compared with three months ended June 30, 2020

Segment results for the three months ended June 30, 2021 and 2020 are:

	(in $ millions)
	Revenue		Adjusted EBITDA
	2021	2020	2021	2020
Europe	464	395	85	70
Americas	527	435	88	69
Group	991	830	173	139

Revenue

Europe.   Revenue increased by $69 million, or 17%, to $464 million in the three months ended June 30, 2021, compared with $395 million in the three months ended June 30, 2020. Excluding favorable foreign currency translation effects of $39 million, revenue increased by $30 million, mainly due to the pass through of higher metal costs.

Americas.   Revenue increased by $92 million, or 21%, to $527 million in the three months ended June 30, 2021, compared with $435 million in the three months ended June 30, 2020. The increase in revenue principally reflected favorable volume/mix effects and the pass through of higher metal costs.

Adjusted EBITDA

Europe.   Adjusted EBITDA increased by $15 million, or 21%, to $85 million in the three months ended June 30, 2021, compared with $70 million in the three months ended June 30, 2020. Excluding favorable foreign currency translation effects of $7 million, Adjusted EBITDA increased by $8 million reflecting higher selling prices, including to recover increased input costs and a positive impact from the Group’s growth investment program.

Americas.   Adjusted EBITDA increased by $19 million, or 27%, to $88 million in the three months ended June 30, 2021, compared with $69 million in the three months ended June 30, 2020. The increase was mainly driven by favorable volume/mix effects, which includes an impact of the Group’s growth investment program.

Six months ended June 30, 2021 compared with six months ended June 30, 2020

Segment results for the six months ended June 30, 2021 and 2020 are:

	(in $ millions)
	Revenue		Adjusted EBITDA
	2021	2020	2021	2020
Europe	900	780	151	124
Americas	1,030	879	170	130
Group	1,930	1,659	321	254

Revenue

Europe. Revenue increased by $120 million, or 15%, to $900 million in the six months ended June 30, 2021, compared with $780 million in the six months ended June 30, 2020. Excluding favorable foreign currency translation effects of $71 million, revenue increased by $49 million, principally reflected higher selling prices to recover increased input costs and favorable volume/mix effects of 2%, which includes an impact of the Group’s growth investment program.

Americas. Revenue increased by $151 million, or 17%, to $1,030 million in the six months ended June 30, 2021, compared with $879 million in the six months ended June 30, 2020. The increase in revenue principally reflected the pass through of higher metal costs and volume/mix growth of 9%, which includes an impact of the Group’s growth investment program.

Adjusted EBITDA

Europe. Adjusted EBITDA increased by $27 million, or 22%, to $151 million in the six months ended June 30, 2021, compared with $124 million in the six months ended June 30, 2020. Excluding favorable foreign currency translation effects of $12 million, Adjusted EBITDA increased by $15 million, principally due to favorable selling price effects, and positive volume/mix effects.

Americas. Adjusted EBITDA increased by $40 million, or 31%, to $170 million in the six months ended June 30, 2021, compared with $130 million in the six-month period ended June 30, 2020. The increase was mainly driven by favorable volume/mix effects, which includes an impact of the Group’s growth investment program, and lower operating costs.

Liquidity and Capital Resources

Cash requirements related to operations

Our principal sources of cash are cash generated from operations and external financings, including borrowings and other credit facilities.

The following table outlines our principal financing arrangements as at June 30, 2021:

		Maximum amount drawable			Amount drawn
Facility	Currency	Local currency m	Final maturity date	Facility type	Local currency m	$’m	Available liquidity $’m
2.000% Senior Secured Notes	EUR	450	01-Sep-28	Bullet	450	535	—
3.250% Senior Secured Notes	USD	600	01-Sep-28	Bullet	600	600	—
3.000% Senior Notes	EUR	500	01-Sep-29	Bullet	500	594	—
4.000% Senior Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	—
Lease obligations	Various	—	—	Amortizing	—	194	—
Other borrowings	EUR/USD	—	—	Amortizing	—	5	—
Total borrowings						2,978	—
Deferred debt issue costs						(39)	—
Net borrowings						2,939	—
Cash and cash equivalents						(587)	587
Net debt / available liquidity						2,352	587

The following table outlines the minimum repayments the Group is obliged to make in the twelve months ending June 30, 2022, assuming that the other credit lines will be renewed or replaced with similar facilities as they mature.

Facility	Currency	Maximum Amount Drawable Local Currency	Final Maturity Date	Facility Type	Minimum net repayment for the twelve months ending June 30, 2022
		(in millions)			(in $ millions)
Lease obligations	Various	—	—	Amortizing	43
Other borrowings	Various	—	Rolling	Amortizing	5
Minimum net repayment					48

The Group generates substantial cash flow from its operations and had $587 million in cash and cash equivalents as of June 30, 2021.

We believe that our cash balances and future cash flow from operating activities, as well as our credit facilities, will provide sufficient liquidity to fund our purchases of property, plant and equipment, interest payments on our notes and other credit facilities, and dividend payments for at least the next twelve months. In addition, we believe that we will be able to fund certain additional investments, which we may choose to pursue, from our current cash balances, credit facilities, cash flow from operating activities, and where necessary, incremental debt.

The Group’s long-term liquidity needs primarily relate to the service of our debt obligations. We expect to satisfy our future long-term liquidity needs through a combination of cash flow generated from operations and, where appropriate, to refinance our debt obligations in advance of their respective maturity dates, as we have successfully done in the past.

Cash flows

The following table sets forth a summary of our cash flow for the six months ended June 30, 2021 and 2020:

	Unaudited
	(in $ millions)
	Six months ended June 30,
	2021	2020
Operating profit	133	97
Depreciation and amortization	170	153
Exceptional operating items	18	4
Movement in working capital (1)	(170)	(164)
Transaction-related, start-up and other exceptional costs paid	(14)	(9)
Exceptional restructuring paid	—	(1)
Cash generated from operations	137	80
Interest paid	(49)	(81)
Income tax paid	(28)	(11)
Cash flows from/(used in) operating activities	60	(12)
Capital expenditure (2)	(289)	(114)
Proceeds from disposal of property, plant and equipment	1	1
Net cash used in investing activities	(288)	(113)
Proceeds from borrowings	2,766	63
Repayment of borrowings	(5)	(16)

	Unaudited
	(in $ millions)
	Six months ended June 30,
	2021	2020
Repayment of related party borrowings to Ardagh	(1,741)	—
Payment as part of capital reorganization	(574)	—
Proceeds from related party borrowings from Ardagh	15	—
Cash received from Ardagh	206	70
Unrecouped redemption premium and issuance costs paid	(52)	—
Deferred debt issue costs paid	(25)	—
Lease payments	(22)	(17)
Net cash inflow from financing activities	568	100
Net increase/(decrease) in cash and cash equivalents	340	(25)
Cash and cash equivalents at beginning of period	257	284
Foreign exchange losses on cash and cash equivalents	(10)	(5)
Cash and cash equivalents at end of period	587	254

(1)	Working capital comprises inventories, trade and other receivables, contract assets, trade and other payables, contract liabilities and current provisions.

(2)	Capital expenditure is the sum of purchase of property, plant, and equipment, and software and other intangibles, net of proceeds from disposal of property, plant and equipment. Capital expenditure for the six months ended June 30, 2021 includes $244 million related to the Group’s Business Growth Investment program.

Cash flows from/(used in) operating activities

Cash flows generated in operating activities for the six months ended June 30, 2021, of $8 million represents an increase of $20 million, compared with a $12 million net cash used in operating activities in the same period in 2020. The increase was due to higher Adjusted EBITDA as outlined in the “Supplemental Management’s Discussion and Analysis — Key operating measures” section, an increase in depreciation and amortization of $17 million, an increase in exceptional operating items of $14 million, an increase in working capital outflows of $6 million, an increase in transaction-related, start-up and other exceptional costs paid of $5 million, a decrease in exceptional restructuring costs paid of $1 million and higher interest and tax payments of $20 million $17 million respectively.

Cash flows used in investing activities

Cash flows used in investing activities increased by $175 million to $288 million in the six months ended June 30, 2021, compared with $113 million in the same period in 2020 mainly driven by increased capital expenditure on the Group’s business growth investment program, the timing of projects and repair activity.

Net inflow from financing activities

Net cash from financing activities represents an inflow of $568 million in the six months ended June 30, 2021 compared with a $100 million inflow in the same period in 2020.

Proceeds from borrowings of $2,766 million reflects the AMP Notes Issuance during the six months ended June 30, 2021, as described in note 10 — Financial assets and liabilities of the unaudited consolidated interim financial statements.

Lease payments of $22 million in the six months ended June 30, 2021, increased by $5 million compared to $17 million in the six months ended June 30, 2020, reflecting increased principal repayments on the Group’s lease obligations.

Working capital

For the six months ended June 30, 2021, the working capital outflow during the period increased by $6 million to $170 million, from an outflow of $164 million for the six months ended June 30, 2020. The increase is mainly due to unfavorable movements in inventory and trade and other receivables, compared with the same period in 2020.

Transaction-related, start-up and other exceptional costs paid

Transaction-related, start-up and other exceptional costs paid in the six months ended June 30, 2021 increased by $5 million to $14 million, compared with $9 million in the six months ended June 30, 2020. In the six months ended June 30, 2021 amounts paid of $14 million primarily comprised of professional advisory fees, and other costs related to transformation initiatives. In the six months ended June 30, 2020 amounts paid of $9 million primarily comprised of professional advisory fees, and other costs related to transformation initiatives.

Income tax paid

Income tax paid during the six months ended June 30, 2021 was $28 million, which represents an increase of $17 million, compared with $11 million in the six months period ended June 30, 2020. The increase is primarily attributable to the settlement of intra-fiscal unity tax balances arising from the steps to complete the transfer of Ardagh’s metal beverage packaging business to Ardagh Metal Packaging during the three months ended June 30, 2021.

Capital expenditure

	(in $ millions)
	Six months ended June 30,
	2021	2020
Europe	74	49
Americas	215	65
Net capital expenditure	289	114

Capital expenditure for the six months ended June 30, 2021 increased by $175 million to $289 million, compared with $114 million for the six months ended June 30, 2020. The increase was primarily attributable to the Group’s Business Growth Investment program and also due to the timing of projects and repair activity. Capital expenditure for the six months ended March 31, 2021 includes $244 million related to the Business’ Business Growth Investment program.

In Europe, capital expenditure in the six months ended June 30, 2021 was $74 million compared with $49 million in the same period in 2020 with the increase primarily attributable to the Group’s Business Growth Investment program. In Americas capital expenditure in the six months ended June 30, 2021 was $215 million, compared with $65 million in the same period in 2020 with the increase primarily attributable to the Business’ Business Growth Investment program.

Receivables Factoring and Related Programs

The Group participates in several uncommitted accounts receivable factoring and related programs with various highly reputable financial institutions for certain receivables, accounted for as true sales of receivables, without recourse to the Group. Receivables of $329 million were sold under these programs at June 30, 2021 (December 31, 2020: $332 million).

Trade Payables Processing

Our suppliers have access to independent third party payable processors. The processors allow suppliers, if they choose, to sell their receivables to financial institutions at the sole discretion of both the supplier and the financial institution. We have no involvement in the sale of these receivables and the suppliers are at liberty to use these arrangements if they wish to receive early payment. As the original liability to our suppliers, including amounts due and scheduled payment dates, remains as agreed in our supply agreements and is neither legally extinguished nor substantially modified, the Group continues to present such obligations within trade payables.

Cautionary Statement Regarding Forward-Looking Statements

This report includes statements that are, or may be deemed to be, forward-looking statements. All statements other than statements of historical fact included in this report regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; our possible or assumed future results of operations; R&D, capital expenditures and investment plans; adequacy of capital; and financing plans. The words “aim”, “may”, “will”, “expect”, “is expected to”, “anticipate”, “believe”, “future”, “continue”, “help”, “estimate”, “plan”, “schedule”, “intend”, “should”, “would be”, “seeks”, “estimates”, “shall” or the negative or other variations thereof, as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements.

Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

All forward-looking statements included in this report are based on information available to us on the date of this report. We undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this report.

Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Capitalized terms used but not defined herein have the meanings ascribed to them in the prospectus dated August 23, 2021 (the “Prospectus”) which forms a part of AMPSA’s Registration Statement on Form F-1, as amended (Registration Statement No. 333-258749).

Introduction

The following unaudited pro forma condensed combined financial information is being provided to aid you in your analysis of the financial aspects of the Business Combination and related transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

Description of the Business Combination

On February 22, 2021, GHV, AMPSA, AGSA and MergeCo entered into the Business Combination Agreement, which contains customary representations and warranties, covenants, closing conditions, termination provisions and other terms relating to the transactions contemplated thereby. On August 4, 2021, the Business Combination was consummated pursuant to the Business Combination Agreement.

For a description of the Business Combination, please see the sections entitled “Prospectus Summary — Recent Developments — The Business Combination” and “Certain Relationships and Related Person Transactions — Business Combination Agreement” in the Prospectus.

Accounting Treatment of the Business Combination

As the first step within the Business Combination, AGSA undertook the Pre-Closing Restructuring which was accounted for as a capital reorganization, completed on April 1, 2021 whereby AGSA effected a series of transactions that resulted in among other things, (a) the AMP Business being wholly owned by AMPSA and (b) any assets and liabilities relating to the business of AGSA (other than the AMP Business) that were held by the AMP Entities being transferred to subsidiaries of AGSA that are not the AMP Entities, and assets and liabilities relating to the AMP Business that are held by subsidiaries of AGSA (other than the AMP Entities) being transferred to the AMP Entities. These transactions were accounted for as a capital reorganization as, prior to the Pre-Closing Restructuring, AMPSA did not meet the definition of a business under IFRS 3 (Business Combination). Under a capital reorganization, the consolidated financial statements of AMPSA reflect the net assets transferred at pre-combination predecessor book values. Following this first step, AMPSA continued to be a wholly owned subsidiary of AGSA.

The capital reorganization was followed at closing by a Merger whereby MergeCo (a wholly owned subsidiary of AMPSA) merged with and into GHV, with GHV being the surviving corporation as a wholly owned subsidiary of AMPSA. This Merger transaction was accounted for within the scope of IFRS 2 (Share-based Payment). Under this method of accounting, there is no acquisition accounting and no recognition of goodwill, as GHV was not considered a business as defined by IFRS 3 (Business Combinations) given it consisted predominantly of cash in the Trust Account. Under this method of accounting, GHV was treated as the “acquired” company for financial reporting purposes. In order to reach this conclusion, the following factors were also taken into consideration: (i) the business comprises the ongoing operations of AMPSA; (ii) senior management comprise the senior management of AMPSA; and (iii) the pre-Business Combination shareholders of AMPSA have the largest ownership of AMPSA and the right to appoint the highest number of board members relative to other shareholders.

In accordance with IFRS 2, the difference in the fair value of the consideration, i.e. shares and warrants issued by AMPSA, for the acquisition of GHV over the fair value of the identifiable net assets of GHV represents a service for listing of AMPSA and was accounted for as a share-based payment expense. The consideration for the acquisition of GHV was determined using the closing prices of GHV’s publicly traded GHV Class A Common Stock and the Public Warrants traded on Nasdaq under the ticker symbols “GRSV” and “GRSVW” in addition to the calculated fair value, using a Black Scholes valuation, of Private Placement Warrants, each as of the Closing Date.

1

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined statement of financial position as of June 30, 2021, gives pro forma effect to the Merger and the PIPE Investment as if they had been consummated as of that date. The Pre-Closing Restructuring and Notes Offering are reflected in AMPSA’s historical unaudited consolidated interim statement of financial position as of June 30, 2021. The unaudited pro forma condensed combined income statement for the twelve months ended December 31, 2020, and the six months ended June 30, 2021, give pro forma effect to the Business Combination as if it had occurred as of January 1, 2020, the beginning of the earliest period presented. This information should be read in conjunction with the AMP Business’s audited combined financial statements and GHV’s audited financial statements (as restated) respectively, and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” “Selected Historical Financial Data of GHV,” “Selected Historical Combined Financial and Other Data of the AMP Business,” and other financial information included in the Prospectus, as well as the AMPSA’s unaudited consolidated interim financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” included elsewhere in this prospectus supplement and GHV’s unaudited financial statements for the three and six months ended June 30, 2021 included in the Prospectus.

The unaudited pro forma condensed combined statement of financial position as of June 30, 2021 has been prepared using the following:

•	AMPSA’s historical unaudited consolidated interim statement of financial position as of June 30, 2021, as included elsewhere in this prospectus supplement; and

•	GHV’s historical unaudited balance sheet as of June 30, 2021, as included in the Prospectus.

The unaudited pro forma condensed combined income statement for the six months ended June 30, 2021 has been prepared using the following:

•	AMPSA’s historical unaudited consolidated interim income statement for the six months ended June 30, 2021, as included elsewhere in this prospectus supplement; and

•	GHV’s historical unaudited statement of operations for the six months ended June 30, 2021, as included in the Prospectus.

The unaudited pro forma condensed combined income statement for the twelve months ended December 31, 2020 has been prepared using the following:

•	AMP Business’s historical audited combined income statement for the twelve months ended December 31, 2020, as included in the Prospectus; and

•	GHV’s historical audited statement of operations (as restated) for the period from June 25, 2020 (inception) to December 31, 2020, as included in the Prospectus.

2

The following table summarizes the pro forma weighted average number of Shares outstanding following the completion of the Business Combination:

	(Shares)%
Replacement of GHV Class A Common Stock	52,500,000
Less: Redeemed Class A Common Stock	(22,324,173)
Public Shareholders (former GHV Class A stockholders)	30,175,827	5.0%
Replacement of GHV Class F Common Stock	13,125,000
Less: Forfeited Class F Common Stock	(3,281,250)
Class F Common Stock	9,843,750	1.6%
Total Shares to be issued to GHV stockholders	40,019,577	6.6%
PIPE Shares	69,500,000	11.5%
Shares to be issued to Ardagh Group S.A	493,763,520	81.9%
Pro forma weighted average shares outstanding of Shares – basic and diluted	603,283,097	100.0%

The unaudited pro forma condensed combined financial information has been presented for informational purposes only and is not necessarily indicative of what the AMPSA’s actual financial position or results of operations would have been had the Business Combination been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of AMPSA following the Business Combination. The unaudited pro forma adjustments are based on information currently available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed. The assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present such unaudited pro forma condensed combined financial information.

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UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION

As of June 30, 2021

	AMPSA Historical	GHV Historical US-GAAP(1)	IFRS Conversion and Reclassification Adjustments(2)	Transaction Accounting Adjustments		Pro Forma Combined
	(in $’m)	(in $’m)	(in $’m)	(in $’m)		(in $’m)
Balance sheet
Non-current assets
Intangible assets	1,774	—	—	—		1,774
Property, plant and equipment	1,493	—	—	—		1,493
Derivative financial instruments	24	—	—	—		24
Deferred tax assets	119	—	—	—		119
Other non-current assets	4	—	525	(525	)(4)	4
Investments and cash held in Trust Account	—	525	(525)	—		—
	3,414	525	—	(525)		3,414
Current assets
Inventories	301	—	—	—		301
Trade and other receivables	602	—	—	—		602
Prepaid assets	—	—	—	—		—
Contract asset	140	—	—	—		140
Derivative financial instruments	87	—	—	—		87
Cash and cash equivalents	587	—	—	302	(4)	—
	—	—	—	695	(6)	—
	—	—	—	(997	)(7)	—
	—	—	—	(88	)(8)	—
	—	—	—	(18	)(9)	481
	1,717	—	—	(106)		1,611
TOTAL ASSETS	5,131	525	—	(631)		5,025

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	AMPSA Historical	GHV Historical US-GAAP(1)		IFRS Conversion and Reclassification Adjustments(2)		Transaction Accounting Adjustments		Pro Forma Combined
	(in $’m)	(in $’m)		(in $’m)		(in $’m)		(in $’m)
Equity attributable to owners of the parent AMPSA
Issued capital	6	—		—		—	(5)	—
	—	—		—		1	(6)	—
	—	—		—		—	(7)	—
						—	(10)	7
Share premium	4,982	—		—		277	(5)	—
	—	—		—		694	(6)	—
	—	—		—		88	(7)	—
						(32	)(8)	—
	—	—		—		123	(10)	6,132
Other reserves	(5,757)	—		—		65	(10)	(5,692)
Retained Earnings	29	—		—		(45	)(8)	—
		—		—		(188	)(10)	(204)
GHV – Stockholders’ equity:	—	—		—		—		—
Preferred stock	—	—	(1a)	—		—	(5)	—
Class A Common Stock	—	—	(1b)	—		—	(5)	—
Class F Common Stock	—	—	(1c)	—		—	(5)	—
Additional paid-in-capital	—	—		—		—	(5)	—
Accumulated deficit	—	(59)		34	(3b)	25	(5)	—
TOTAL EQUITY	(740)	(59)		34		1,008		243
Commitments and Contingencies:
Class A Common Stock subject to possible redemption	—	525		(525	)(3a)	—		—

5

	AMPSA Historical	GHV Historical US-GAAP(1)	IFRS Conversion and Reclassification Adjustments(2)		Transaction Accounting Adjustments		Pro Forma Combined
	(in $’m)	(in $’m)	(in $’m)		(in $’m)		(in $’m)
Non-current liabilities
Borrowings	2,891	—	525		(223	)(4)	—
	—	—	—		(302	)(5)	2,891
Employee benefit obligations	200	—	—		—		200
Deferred tax liabilities	250	—	—		—		250
Provisions and other liabilities	323	—	—		—		323
Derivative financial instruments	2	—	—		—		2
Other non-current liabilities	—	—	18		(18	)(9)	—
Deferred underwriting compensation	—	18	(18)		—		—
	3,666	18	525		(543)		3,666
Current liabilities
Borrowings	48	—	—		—		48
Interest Payable	27	—	—		—		27
Derivative financial instruments	11	—	—		—		11
Trade and other payables	968	—	7		(11	)(8)	964
Accrued expenses, formation and offering costs	—	7	(7)		—		—
State franchise tax accrual	—	—	—		—		—
Private warrants derivative liability		13	(13	)(3b)
Public warrants derivative liability		21	(21	)(3b)
Income tax payable	53	—	—		—		53
Provisions	11	—	—		—		11
Deferred Income	2	—	—		—		2
AMP Promissory Note	1,085	—	—		(1,085	)(7)	0
	2,205	41	(34)		(1,096)		1,116
TOTAL LIABILITIES	5,871	59	491		(1,639)		4,782
TOTAL EQUITY and LIABILITIES	5,131	525	—		(631)		5,025

GHV Historical Presentation (As Restated)

(1)	The historical financial information of GHV was prepared in accordance with U.S. GAAP.
(1a)	Represents preferred stock, $0.0001 par value; 1,000,000 shares authorized, none issued or outstanding.
(1b)	Represents GHV Class A Common Stock, $0.0001 par value; 400,000,000 shares authorized.
(1c)	Represents GHV Class F Common Stock, $0.0001 par value; 40,000,000 shares authorized, 13,125,000 shares issued and outstanding at June 30, 2021.

IFRS Conversion and Reclassification Adjustments

(2)	Reflects the reclassification adjustments to align GHV’s historical financial statement balances prepared in accordance with U.S. GAAP with the presentation of AMP’s financial statements prepared in accordance with IFRS.

(3a)	Reflects the U.S. GAAP to IFRS conversion adjustment related to the reclassification of GHV’s historical mezzanine equity (Class A common stock, 52,500,000 shares at June 30, 2021 (at redemption value of $10.00 per share), subject to possible redemption) into borrowings within non- current liabilities.

6

(3b)	Reflects the U.S. GAAP to IFRS adjustment related to the elimination of GHV’s historical derivative liabilities for public and private warrants. The Warrants issued in exchange for the GHV Warrants form part of the IFRS 2 expense further described in footnote 10 below.

Transaction Accounting Adjustments

(4)	Reflects (i) the withdrawal of funds from the Trust Account of $223 million following the exercise by GHV stockholders of their redemption rights with respect to 22,324,173 shares of GHV Class A Common Stock subject to redemption upon the consummation of the Merger, and (ii) the release of the remaining balance of $302 million of cash held in the Trust Account that has become available in connection with the Business Combination and, as a result, is classified as cash and cash equivalent.

(5)	Reflects the issuance of shares in AMPSA in exchange for (i) the remaining $302 million of GHV Class A Common Stock subject to possible redemption following GHV stockholders exercising their redemption rights as detailed in footnote 4 and (ii) an accumulated deficit after the U.S. GAAP to IFRS adjustment referred to in footnote 3b above, of $25 million, in total reflected as an increase within issued capital at the par value of €0.01 and the remainder being an increase in share premium.

(6)	Reflects the cash proceeds from the Subscribers that participated in the Business Combination and purchased 69.5 million of AMPSA Shares in a private placement for an aggregate purchase price of $695 million reflected as an increase within issued capital at the par value of €0.01 per share with the remainder being an increase in share premium.

(7)	Reflects the settlement of the AMP Promissory Note resulting from the Pre-Closing Restructuring. $997 million of the consideration payable to AGSA was settled in cash and the remaining $88 million were settled by the issuance of additional AMPSA Shares to AGSA, as a result of GHV stockholders exercising their redemption rights as detailed in footnote 4 and the Subscribers purchasing additional AMPSA Shares as detailed in footnote 6. The additional shares were issued to AGSA at $10.00 per share, reflected as an increase within issued capital at the par value per share of €0.01 and the remainder being an increase in share premium.

(8)	Reflects the incurrence and settlement in cash of estimated $88 million of non-recurring transaction cost incurred by GHV and Ardagh of which $77 million were not accrued and $11 million were accrued at June 30, 2021, respectively. Such transaction costs include, but are not limited to, advisory fees, legal fees, and registration fees, as those transaction costs and were refunded to GHV and AGSA upon the consummation of the Business Combination. Equity issuance costs of $32 million are presented as a deduction from equity in accordance with IAS 32 as an offset to share premium and $45 million are expensed through retained earnings. In addition, $11 million of non-recurring transaction cost, that were accrued as at June 30, 2021 within trade and other payables in the historical financial statements of AMPSA and GHV, have also assumed to be settled in cash. The adjustments for transaction costs expensed in the pro forma income statements for the periods presented are further discussed below in footnote E.

(9)	Reflects the cash settlement upon consummation of the Merger of GHV’s deferred underwriting compensation incurred as part of GHV’s initial public offering on August 10, 2020.

(10)	The Merger is accounted for under IFRS 2. The difference in the estimated fair value of equity instruments, i.e. shares and warrants issued by AMPSA, over the fair value of identifiable net assets of GHV represents a service for listing of the Shares and is accounted for as a share based payment expense in accordance with IFRS 2. The cost of the service, which is a non-cash and non-recurring expense, is estimated to be $188 million, based on the calculation included in the below table using GHV market prices as of the Closing Date for both the Public Warrants to be automatically converted into Warrants and GHV Class A Common Stock to be exchanged for Shares to be issued by AMPSA. For the Private Placement Warrants to be automatically converted into Warrants, a valuation was performed as of the Closing Date for the purpose of determining the associated expense. The valuation applied a Black Scholes model, using key assumptions for volatility, risk-free rate and GHV Class A Common Stock price. We anticipate that the final IFRS 2 expense will be approximately $205 million when compared to the final net assets/(liabilities) of GHV as of the Closing Date.

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	Shares/Warrants	in $ millions
Class A stockholders	30,175,827
Class F stockholders	9,843,750
Total Shares to be issued to GHV stockholders	40,019,577
Market value per share at the Closing Date	$10.59
Fair value of shares issued		424
Warrants to be issued
– GHV Private Placement Warrants	6,250,000
– GHV Public Warrants	10,499,984
Total Warrants to be issued to GHV Warrant holders	16,749,984
Fair value per Private Placement Warrant at the Closing Date	$2.59
Market value per Public Warrant at the Closing Date	$2.34
Fair value of warrants issued		41
Fair value of shares and warrants issued in consideration for combination		465
Net assets/(liabilities) of GHV at June 30, 2021		277
Difference — being IFRS 2 charge for listing services		188

8

PRO FORMA CONDENSED COMBINED INCOME STATEMENT
FOR THE SIX MONTHS ENDED JUNE 30, 2021

	AMPSA Historical		GHV Historical US-GAAP (As Restated)(B)	IFRS Conversion and Reclassification Adjustments(C)		Transaction Accounting Adjustments		Pro Forma Combined
	(in $’m)		(in $’m)	(in $’m)		(in $’m)		(in $’m)
Revenue	1,930		—	—		—		1,930
Cost of sales	(1,608)		—	—		—		(1,608)
Gross profit	322		—	—		—		322
Sales, general and administration expenses	(93)		—	(1)		—		(94)
Professional fees and other expenses	—		(7)	7		—		—
State franchise taxes, other than income tax				—		—		—
Expense from change in fair value of warrant liability	—		—	—	(D)	—		—
Intangible amortization	(78)		—	—		—		(78)
Exceptional operating items	(18	)(A)	—	(6)		11	(E)	(13)
Operating profit/(loss)	133		(7)	—		11		137
Net finance expense	(120)		—	—		17	(G)	(103)
Exceptional net finance expense	(51)		—	—		57	(G)	6
Other income – interest and dividend income	—		—	—		—		—
Profit/(loss) before tax	(38)		(7)	—		85		40
Income tax (charge)/credit	(19)		—	—		(3	)(H)	(22)
Income tax benefit	—		—	—		—		—
Exceptional income tax credit	9		—	—		(9	)(G)	—
Profit/(loss) for the year attributable to equity holders	(48)		(7)	—		73		18
Weighted average shares outstanding of
AMPSA Shares – basic and diluted	493,763,520							603,283,097
Loss per AMPSA Share, basic and diluted	$(0.10)							$0.03
Weighted average shares outstanding of GHV Class A Common Stock – basic and diluted	N/A		52,500,000
Loss per share of GHV Class A Common Stock, basic and diluted	N/A		$(0.12)
Weighted average shares outstanding of GHV Class F Common Stock – basic and diluted	N/A		13,125,000
Loss per share of GHV Class F Common Stock, basic and diluted	N/A		$(0.12)

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PRO FORMA CONDENSED COMBINED INCOME STATEMENT
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2020

	AMPSA Historical		GHV Historical US-GAAP (As Restated)(B)	IFRS Conversion and Reclassification Adjustments(C)		Transaction Accounting Adjustments		Pro Forma Combined
	(in $’m)		(in $’m)	(in $’m)		(in $’m)		(in $’m)
Revenue	3,451		—	—		—		3,451
Cost of sales	(2,896)		—	—		—		(2,896)
Gross profit	555		—	—		—		555
Sales, general and administration expenses	(176)		—	(1)		—		(177)
Professional fees and other expenses	—		(1)	1		—		—
State franchise taxes, other than income tax	—		—	—		—		—
Warrant liability expense			(11)	11	(D)
Allocated expense for warrant issuance cost			(1)	1	(D)
Intangible amortization	(149)		—	—		—		(149)
Exceptional operating items	(20	)(A)	—	—		(56	)(E)	—
	—		—	—		(188	)(F)	(264)
Operating profit/(loss)	210		(13)	12		(244)		(35)
Net finance expense	(70)		—	—		50	(G)	(20)
Other income – interest and dividend income	—		—	—		—		—
Profit/(loss) before tax	140		(13)	12		(194)		(55)
Income tax (charge)/credit	(43)		—	—		(6	)(H)	(49)
Income tax benefit	—		—	—		—		—
Exceptional income tax credit	14		—	—		—		14
Profit/(loss) for the year attributable to equity holders	111		(13)	12		(200)		(90)
Weighted average shares outstanding of AMPSA Shares – basic and diluted	493,763,520	(I)	N/A					603,283,097
Loss per AMPSA Share, basic and diluted	$0.22		N/A					$(0.15)
Weighted average shares outstanding of GHV Class A Common Stock – basic and diluted	N/A		$39,789,750
Loss per share of GHV Class A Common Stock, basic and diluted	N/A		(1.08)
Weighted average shares outstanding of GHV Class F Common Stock – basic and diluted	N/A		11,766,913
Loss per share of GHV Class F Common Stock, basic and diluted	N/A		$(1.08)

(A)	The following table is a bridge between exceptional operating items as presented in the table above and items as presented in the columnar presentation of the income statement for the six months ended June 30, 2021 as presented in the unaudited consolidated interim financial statement of AMPSA and included elsewhere in this prospectus supplement, and the twelve months ended December 31, 2020 as presented in the Combined Financial Statements of the AMP Business included in the Prospectus.

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Six Months ended June 30, 2021
Exceptional items – cost of sales	8
Exceptional items – selling, general and administration expenses	10
Exceptional operating items	18

Twelve Months ended December 31, 2020
Exceptional items – cost of sales	7
Exceptional items – selling, general and administration expenses	13
Exceptional operating items	20

(B)	The historical financial information of GHV was prepared in accordance with U.S. GAAP and presents the period of June 25, 2020 (inception) to December 31, 2020 (as restated) and from January 1, 2021 to June 30, 2021.

(C)	Reflects the reclassification adjustments to align GHV’s historical financial statement balances prepared in accordance with U.S. GAAP with the presentation of AMP’s financial statements prepared in accordance with IFRS.

(D)	Reflects the elimination of any impact in GHV’s historical statement of operations related to the remeasurement of the derivative liabilities for public and private warrants, referenced in footnote (3b) above, as well as the elimination of warrant issuance cost.

(E)	Reflects the total estimated non-recurring transaction costs of $56 million incurred in respect of the Business Combination and as described previously in footnote 8 (of which $13 million related to the Pre-Closing Restructuring). These costs have been reflected as if incurred on January 1, 2020 for purposes of the unaudited pro forma condensed combined income statement for the year ended December 31, 2020. These costs have been presented as an exceptional operating item in line with the accounting policy of AMPSA. For purposes of the unaudited pro forma condensed combined income statement for the six months ended June 30, 2021 we have also eliminated $11 million in transaction costs expensed in the historical financial statements of both AMPSA and GHV for that period.

(F)	Reflects the estimated non-recurring IFRS 2 charge described in footnote 10 reflecting the difference between the fair value of equity instruments held by GHV stockholders and the fair value of the GHV identifiable net assets. These costs have been presented as an exceptional operating item in line with the accounting policy of AMPSA.

(G)	Represents the pro-forma impact interest expense charge, (including amortization of deferred financing fees) on amounts raised in the Notes Offering net of the elimination of interest on related party borrowings which were eliminated as part of the Pre-Closing Restructuring, effective April 1, 2021. For pro forma purposes we have given effect to the interest on the Notes Offering from January 1, 2020. For purposes of the pro forma condensed combined income statement for the six months ended June 30, 2021 we have eliminated interest on the related party borrowings from January 1, 2021 to March 31, 2021 and included interest on the amounts raised in the Notes Offering for the same period. Euro denominated adjustments to pro forma net interest expense for the Notes Offering are translated at the three months average rate to March 31, 2021, of $1.22, and at the twelve months average rate to December 31, 2020 of $1.14, respectively.

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Six Months ended June 30, 2021
in $ millions
Interest on €450 million 2.00% Senior Secured Notes due 2028	3
Interest on $600 million 3.25% Senior Secured Notes due 2028	5
Interest on €500 million 3.00% Senior Unsecured Notes due 2029	5
Interest on $1,050 million 4.00% Senior Unsecured Notes due 2029	11
Amortization of deferred financing fees	2
Pro forma interest on Notes Offering	26
Less: interest on related party notes repaid/eliminated	(43)
Net interest saving	17

Year ended December 31, 2020
in $ millions
Interest on €450 million 2.00% Senior Secured Notes due 2028	10
Interest on $600 million 3.25% Senior Secured Notes due 2028	20
Interest on €500 million 3.00% Senior Unsecured Notes due 2029	17
Interest on $1,050 million 4.00% Senior Unsecured Notes due 2029	42
Amortization of deferred financing fees	7
Pro forma interest on Notes Offering	96
Less: interest on related party notes repaid/eliminated	(146)
Net interest saving	50

In addition, non-recurring charges of $52 million from Ardagh for unrecouped redemption premiums and issuance costs on related party borrowings, as well as $5 million, related to interest payable on the Notes Offering incurred prior to completion of the Pre-Closing Restructuring on April 1, 2021, have been eliminated from the historical exceptional net finance expense. The associated exceptional tax credit of $9 million related to these non-recurring costs as presented in the historical unaudited consolidated income statement for the six months ended June 30, 2021 has also been eliminated in this pro forma condensed combined income statement for the same period.

(H)	Reflects the cumulative impact on the income tax charge of the above adjustments, based on the relevant statutory tax rates, on the assumption that the level of debt and finance expense in each territory is within generally accepted ranges.

Supplemental pro-forma disclosure — Historical comparative per share data for AMPSA

(I)	As of August 4, 2021, the date of the completion of the Business Combination, 493,763,520 shares of the Company, with a par value €0.01 per share, were issued to AGSA. The following table sets forth the historical supplemental pro-forma share information for AMPSA for the years ended December 31, 2018, 2019 and 2020, respectively, as required by IAS 33, using the shares issued to AGSA to calculate supplemental pro-forma basic and diluted earnings per share (“EPS”) for all years presented.

($ in millions except per share data)
Year Ended December 31,	2020	2019	2018
Earnings/(loss) per share, basic and diluted	$0.22	$(0.08)	$(0.15)

12

Exhibit 99.3

Ardagh Group S.A. Announces Intent to Voluntarily Delist From the
New York Stock Exchange Following the Completion of the Exchange Offer

LUXEMBOURG (September 24, 2021) — Ardagh Group S.A. (“AGSA”) (NYSE: ARD) today announced that it has submitted written notice to the New York Stock Exchange (the “NYSE”) of its intention to voluntarily delist its Class A common shares (the “AGSA Shares”) from the NYSE following the completion of the previously announced exchange offer under which AGSA is offering to exchange each outstanding AGSA Shares for 2.5 shares of Ardagh Metal Packaging S.A. (NYSE: AMBP) (“AMPSA Shares”).

As previously announced, unless earlier terminated or extended by AGSA, the exchange offer will expire at 11:59 p.m., New York City time, on October 5, 2021. If the exchange offer is completed on October 5, 2021, AGSA intends to file a Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) on October 6, 2021 to delist the AGSA Shares and it is expected that the AGSA Shares will be suspended from trading on the NYSE on October 6, 2021, with the last day of trading of the AGSA Shares on the NYSE expected to be October 5, 2021. If the exchange offer is extended, then AGSA intends to file for delisting following such extended expiration date.

AGSA intends to file a Form 15 with the SEC following the delisting of the AGSA Shares in order to terminate the registration of AGSA Shares under Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which will result in the automatic suspension of AGSA’s reporting obligations under Sections 13(a) and 15(d) of the Exchange Act.

AGSA is taking these steps in order to eliminate the inefficiencies resulting from both AGSA and AMPSA being publicly traded companies and having separate public reporting obligations. AGSA does not intend to arrange for listing or registration of the AGSA Shares on another national securities exchange or for quotation on a quotation medium.

About Ardagh Group

Ardagh is a global supplier of infinitely-recyclable metal and glass packaging for the world’s leading brands. Ardagh operates 57 metal and glass production facilities in 12 countries, employing more than 16,000 people with sales of approximately $7 billion.

IMPORTANT INFORMATION FOR INVESTORS

This press release is for informational purposes only, is not a recommendation to buy or sell any securities, and does not constitute an offer to buy or the solicitation to sell any securities. The exchange offer referred to above is being made only pursuant to the offer to exchange/prospectus contained in the registration statement on Form F-4 filed with the SEC (the “F-4”) by AMPSA, the letter of transmittal and other related materials, including AGSA’s exchange offer statement on Schedule TO that AGSA filed with the SEC upon commencement of the exchange offer. SHAREHOLDERS ARE URGED TO CAREFULLY READ THE F-4, INCLUDING THE OFFER TO EXCHANGE/PROSPECTUS CONTAINED THEREIN, THE LETTER OF TRANSMITTAL AND RELATED MATERIALS, INCLUDING AGSA’S EXCHANGE OFFER STATEMENT ON SCHEDULE TO (AND ANY AMENDMENT OR SUPPLEMENT THERETO) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE EXCHANGE OFFER THAT SHAREHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR AGSA CLASS A COMMON SHARES. Shareholders are able to obtain a free copy of the exchange offer materials (including the offer to exchange/prospectus, the letter of transmittal and other related materials) that AGSA filed with the SEC at the SEC’s website at www.sec.gov. In addition, copies of these documents may be obtained by contacting Georgeson, the information agent for the exchange offer, toll-free at 866-628-6079 or +1-781-575-2137.

The F-4 relating to the shares of AMPSA offered in the exchange offer has been filed with the SEC but has not yet become effective. AMPSA’s shares may not be sold in the exchange offer nor may offers to buy in the exchange offer be accepted prior to the time this registration statement becomes effective.

Forward-Looking Statements

This press release includes “forward-looking statements,” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.